THIRD COAST BANCSHARES, INC.

June 25, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

110 F Street N.E.

Washington, D.C. 20549

Re:	Third Coast Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

File No. 001-41028

Dear Mr. Makhdoom:

Set forth below is the response of Third Coast Bancshares, Inc., a Texas corporation (the “Company,” “we,” “our” or “us”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2025 regarding the Company’s Annual Report on Form 10-K filed on March 5, 2025 for the fiscal year ended December 31, 2024. To facilitate your review, we have included each of the Staff’s comments in bold type, following which is our response.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

1. We note your disclosure that you operate as a single segment. Please revise your financial statement footnote disclosures, in future filings, to provide all segment information required by ASU 2023-07 and ASC 280-10-50. We remind you that the guidance in ASC 280-10-50-20 indicates that all public entities are subject to the disclosure requirements, including those with a single reportable segment.

Response: In response to the Staff’s comment, the Company will include in future filings with the Commission all disclosures required by ASU 2023-07 and ASC 280-10-50, including “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Reports on Form 10-K and the financial statement footnote disclosures.

Reclassification, page F-14

2. We note your disclosure that certain amounts may have been reclassified. In future filings, please enhance your disclosure to explicitly state whether you have made reclassifications and, if you have, explain the nature and magnitude of each change, including specific line item(s) and financial statement(s) affected. Refer to ASC 205- 10-50-1.

Response: In response to the Staff’s comment, the Company will enhance its disclosure to explicitly state whether the Company has made reclassifications and, if so, the Company will explain the nature and magnitude of each change, including specific line item(s) and financial statement(s) affected in accordance with ASC 205-10-50-1.

If you have any questions concerning these responses, please call me at 713-485-8318.

Respectfully submitted,

THIRD COAST BANCSHARES, INC.

By:	/s/ R. John McWhorter
Name:	R. John McWhorter
Title:	Chief Financial Officer

Cc:	Michael Keeley, Norton Rose Fulbright US LLP